Exhibit 99.1

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Financial Statements

For The Three Months Ended January 31, 2025

(Expressed in United States Dollars)

(Unaudited)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

(Unaudited)

	January 31,	October 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$5,781,196	$6,573,813
Other receivables	66,444	49,038
Short-term investments (Note 3)	134,723	289,388
Prepaid expenses	289,078	44,161
Related parties (Note 4b)	143,490	131,839
Total current assets	6,414,931	7,088,239

Non-current assets
Intangible assets	105,565	108,326
Restricted cash	20,285	7,186
Right-of-use asset (Note 4c)	44,176	51,663
Total non-current assets	170,026	167,175

Total assets	$6,584,957	$7,255,414

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$654,187	$526,056
Due to related parties (Note 4a)	48,066	48,962
Derivative warrant liabilities (Note 5)	2,983,031	3,519,702
Short-term portion of lease liabilities (Note 4c)	39,094	36,726
Total current liabilities	3,724,378	4,131,446

Non- current liabilities
Long-term lease liabilities (Note 4c)	6,903	16,416
Total non- current liabilities	6,903	16,416

Total liabilities	$3,731,281	$4,147,862

Shareholders’ equity
Share capital and share premium (Note 6)	24,758,901	24,168,256
Warrants (Note 7)	459,341	459,341
Share-based payment reserve (Notes 8, 9)	2,751,046	2,523,946
Accumulated other comprehensive loss	(21,250)	(21,250)
Accumulated deficit	(25,094,362)	(24,022,741)
Total shareholders’ equity	2,853,676	3,107,552

Total liabilities and shareholders’ equity	$6,584,957	$7,255,414

Approved and authorized for issuance on behalf of the Board of Directors on March 13, 2025:

/s/ Alan Rootenberg	/s/ Adi Zuloff-Shani
Alan Rootenberg, CFO	Adi Zuloff-Shani, CEO

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	Three months ended
	January 31,
	2025	2024

Operating expenses
General and administrative	$1,034,736	$1,156,513
Research and development, net	461,438	227,478
Total operating expenses	1,496,174	1,383,991

Finance income (expenses)
Changes in fair value of derivative warrant liabilities (Note 5)	514,750	155,143
Changes in fair value of short-term investments (Note 3)	(71,705)	556
Foreign exchange gain (loss)	(4,450)	1,416
Other finance expenses	(8,715)	(2,926)
Interest income on deposits	34,008	63,502
Total finance income	463,888	217,691

Loss before taxes	(1,032,286)	(1,166,300)
Tax expenses	(39,335)	(201,500)
Net loss and comprehensive loss	$(1,071,621)	$(1,367,800)
Loss per share, basic and diluted	$(0.24)	$(0.90)
Weighted average number of shares for the purposes of basic and diluted loss per share	4,488,514	1,517,459

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

(Unaudited)

	Share capital and share premium			Share-based	Accumulated other		Total
	Number of shares	Amount	Warrants	payment reserve	comprehensive income	Accumulated deficit	shareholders’ equity
Balance, October 31, 2024	4,265,186	$24,168,256	$459,341	$2,523,946	$(21,250)	$(24,022,741)	$3,107,552
Net loss for the period	–	–	–	–	–	(1,071,621)	(1,071,621)
Exercise of warrants (Note 6c(ii))	310,388	437,007	–	–	–	–	437,007
Issuance of common shares upon vesting of restricted share units (Note 6c(i))	118,049	153,638	–	(153,638)	–	–	–
Share-based compensation (Notes 8, 9)	–	–	–	380,738	–	–	380,738
Balance, January 31, 2025	4,693,623	$24,758,901	$459,341	$2,751,046	$(21,250)	$(25,094,362)	$2,853,676

Balance, October 31, 2023	607,337	$17,131,223	$459,341	$2,182,221	$(21,250)	$(18,768,063)	$983,472
Net loss for the period	–	–	–	–	–	(1,367,800)	(1,367,800)
Issuance of common shares, pre-funded warrants and warrants	1,500,000	1,459,815	–	-	–	–	1,459,815
Exercise of warrants	1,062,188	3,931,902	-	–	–	–	3,931,902
Common shares for services	45	117	–	(225)	–	–	(108)
Share-based compensation	-	-	–	34,112	–	–	34,112
Balance, January 31, 2024	3,169,570	$22,523,057	$459,341	$2,216,108	$(21,250)	$(20,135,863)	$5,041,393

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

	Three months ended January 31,
	2025	2024
Operating activities
Net loss for the period	$(1,071,621)	$(1,367,800)

Adjustments for:
Amortization of intangible assets	2,761	2,761
Amortization of right-of-use asset	9,277	5,493
Interest on lease liability	1,278	1
Exchange rate differences	4,246	(1,570)
Issuance costs allocated to derivative warrant liabilities	–	115,046
Depreciation of property and equipment	–	377
Changes in fair value of derivative warrant liabilities	(514,750)	(155,143)
Share-based compensation	380,738	34,004
Changes in fair value of short-term investments	71,705	(556)
Tax expenses	39,335	201,500

Changes in working capital:
Decrease (increase) in other receivables	(27,221)	93,572
Increase in prepaid expenses	(244,877)	(276,501)
Increase (decrease) in accounts payable and accrued liabilities	84,759	(222,357)
Increase (decrease) in amounts due to / from related parties	(1,065)	109,177
Net cash used in operating activities	(1,265,435)	(1,461,996)

Investing activities
Proceeds from sale of short-term investment (Note 3)	82,960	–
Changes in restricted cash	(13,498)	–
Net cash provided by investing activities	69,462	–

Financing activities
Proceeds from issuance of common shares and warrants, net of issuance costs	–	1,824,773
Proceeds received from exercise of warrants (Note 6c (ii))	415,086	3,498,032
Repayment of lease liabilities	(10,274)	(6,298)
Net cash provided by financing activities	404,812	5,316,507
Effect of foreign exchange rate changes on cash and cash equivalents	(1,456)	3,723
Net increase (decrease) in cash and cash equivalents	(792,617)	3,858,234
Cash and cash equivalents at beginning of period	6,573,813	5,427,739
Cash and cash equivalents at end of period	$5,781,196	$9,285,973

Supplementary disclosure of cash flow information:
Cash received as interest	$34,178	$63,502
Cash paid for taxes	3,555	29,974
Interest on lease liability	1,278	1
Non-cash financing and investing activities
Right of use assets obtained in exchange for lease liabilities	$–	$100,818

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

a.	Clearmind Medicine Inc. (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines that have been developed to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s wholly-owned Israeli subsidiary (Clearmindmed Ltd.) functions as the research and development arm of the Company.

On November 14, 2022, the Company completed a listing on the Nasdaq Capital Market (“Nasdaq”). The Company trades under the symbol “CMND” on the Nasdaq and on the Frankfurt Stock Exchange, (FSE), under the symbol “CWY”. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

b.	Going concern

These condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the three months ended January 31, 2025, the Company has not generated any revenues and has negative cash flows from operations of $1,265,435. As of January 31, 2025, the Company has an accumulated deficit of $25,094,362. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing sources to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors raise substantial doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share split

On November 28, 2023, the Company’s Board of Directors (the “Board”) approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of November 28, 2023, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share.

All issued and outstanding common shares or instruments convertible into common shares contained in these financial statements have been retroactively adjusted to reflect the reverse share split for all periods presented, unless explicitly stated otherwise.

d.

In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war. In addition, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. On January 19, 2025, a temporary ceasefire went into effect between Israel and Hamas, the result of which is uncertain. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. As of the date of these condensed interim consolidated financial statements, the war in Israel is ongoing and continues to evolve. Since the war broke out on October 7, 2023, the Company’s operations have not been adversely affected by this situation, and the Company not experienced disruptions to its clinical studies, facilities or the manufacturing or supply of its drug candidates. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, the Company’s operations may be adversely affected.

The Company’s clinical trials, the laboratory that supports such clinical trials and the Contract Research Organization (CRO) are based in Israel. The extent to which the War may impact the Company’s financial condition, results of operations, or liquidity is uncertain, and as of the date of issuance of these condensed interim consolidated financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities as of January 31, 2025.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Material Accounting Policy Information

a.	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Clearmindmed Ltd. and Clearmind Labs Corp. (inactive). All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss (“FVTPL”), and are presented in United States dollars, which is the Company’s functional currency.

b.	Unaudited Interim Financial Information

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted from this report, as is permitted by such rules and regulations. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited financial statements as of and for the year ended October 31, 2024 and the notes thereto (the “2024 Annual Report”).

The condensed interim consolidated financial statements have been prepared on the same basis as the 2024 Annual Report. In the opinion of the Company’s management, these condensed interim consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the three months ended January 31, 2025 are not necessarily indicative of the results for the year ending October 31, 2025, or for any future period.

As of January 31, 2025, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2024 Annual Report.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Material Accounting Policy Information (continued)

c.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Derivative Warrant Liabilities and Assets

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities and assets are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants, the risk-free interest rate and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to 12 months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions raise substantial doubt upon the Company’s ability to continue as a going concern.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

3.	Short-term Investments

	October 31, 2024	Additions	Disposals	Changes in fair value	January 31, 2025
Polyrizon Ltd. – shares and warrants (1)	$289,388	$-	$(82,960)	$(71,705)	$134,723
	$289,388	$-	$(82,960)	$(71,705)	$134,723

	October 31, 2023	Additions	Disposals	Changes in fair value	October 31, 2024
Polyrizon Ltd. – shares and warrants (1)	$-	$350,400	$-	$(61,012)	$289,388
Xylo Technologies Ltd. – shares (2)	86,112	-	(78,500)	(7,612)	-
	$86,112	$350,400	$(78,500)	$(68,624)	$289,388

(1)

On October 30, 2024, the Company subscribed for 80,000 shares and 240,000 warrants (“Polyrizon Warrants”) of Polyrizon Ltd. (“Polyrizon”) in Polyrizon’s initial public offering on the Nasdaq at a cost of $350,400. Each Polyrizon Warrant can be exercised into one ordinary share of Polyrizon at an exercise price of $4.38 per share. The Polyrizon Warrants expire on October 29, 2029.

During November 2024, the Company sold all the shares of Polyrizon, for total proceeds of $82,960.

The fair value of the Polyrizon Warrants as of January 31, 2025, was $134,723 based on the Block-Scholes option pricing model, using the following assumptions: risk-free rate of 4.36%, share price of $1.15, exercise price of $4.38, expected life of 4.75 years and volatility of 92%.

(2)	Pursuant to the Share Exchange Agreement with Xylo Technologies Ltd. (formerly known as Medigus Ltd.) (“Xylo”), on February 14, 2022, the Company received 27,778 ordinary shares of Xylo. The investment cost of the share was $501,938.

During the year ended October 31, 2024, the Company sold all its remaining shares of Xylo, for total proceeds of $78,500 and recorded changes in fair value of $7,612.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

4.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for services they provide to the Company is as follows:

	Three months ended	Three months ended
	January 31,	January 31,
	2025	2024
Officers:
Consulting fees	$84,000	$160,688
Share based compensation	73,929	15,701
	$157,929	$176,389
Directors:
Directors’ fees	$58,206	$74,623
Share based compensation	117,595	17,221
	$175,801	$91,844

(ii)	Balances with related parties

	January 31,	October 31,
	2025	2024
Amounts owed to officers	$28,593	$29,498
Amounts owed to directors	19,473	19,464
	$48,066	$48,962

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate SciSparc’s and the Company’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they may enter into a joint venture by the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture as the development of the project remains at a very early stage.

For the three months ended January 31, 2025, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $12,746 (three months ended January 31, 2024 - $502). As of January 31, 2025, $143,490 is owed to the Company by SciSparc (October 31, 2024 - $131,839).

c.	On June 13, 2024, the Company entered into an agreement with SciSparc for the lease of office space in Tel Aviv, Israel, having a total area of approximately 386 square meters. The Company occupies approximately 193 square meters of the space for its offices. The rental period is from April 1, 2024 to March 31, 2026. The Company’s base rent was ILS 12,500 per month (approximately $3,400) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

5.	Derivative warrant liabilities

a.	On April 6, 2023, the Company issued 4,505,718 warrants in connection with its April 2023 Public Offering (“April 2023 Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“April 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability and the time of the grant and are revalued at the end of each reporting period. The number of warrants does not change, however, the number of warrant shares issued may change, subject to the adjustment noted above.

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the April 2023 Warrants, the exercise price of the April 2023 Warrants was reduced to $1.077, and each April 2023 Warrant became exercisable into 0.724 common shares of the Company. For further details of the ratio of warrant shares issuable and outstanding in relation to the April 2023 Warrants, see detailed table in note 7.

On December 16, 2024, 15,156 April 2023 Warrants were exercised into 10,969 common shares, resulting in gross proceeds of $11,821.

b.	On September 18, 2023, the Company issued 7,500,000 warrants in connection with its September 2023 Public Offering (“September 2023 Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“September 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period. The number of warrants does not change, however, the number of warrant shares issued may change, subject to the adjustment noted above.

On January 21, 2024, following the January 2024 Public Offering, which included the offering of common shares at a price lower than the exercise price of the September 2023 Warrants, the exercise price of the September 2023 Warrants was reduced to $1.077, and each September 2023 Warrant became exercisable into 0.288 common shares of the Company. For further details of the ratio of warrant shares issuable and outstanding in relation to the September 2023 Warrants, see detailed table in note 7.

On December 27, 2024, 327,765 September 2023 Warrants were exercised into 94,419 common shares, resulting in gross proceeds of $101,755.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

5.	Derivative warrant liabilities (continued)

c.

On January 16, 2024, the Company issued 1,500,000 warrants with an exercise price of $1.60 per warrant in connection with its January 2024 Public Offering (“January 2024 Warrants”). Each warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“January 2024 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period.

On December 27, 2024, 205,000 January 2024 Warrants were exercised into 205,000 common shares, resulting in gross proceeds of $328,000.

d.	During the three months ended January 31, 2025, the Company recorded a gain on the revaluation of the total derivative warrant liabilities of $514,750, in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

e.	The binomial model was used to measure the derivative warrant liability with the following assumptions:

January 31, 2025
Share Price	$1.38
Exercise Price	$1.077 – $1.60
Expected life	3.18 – 3.96 years
Risk-free interest rate	4.28 – 4.32%
Dividend yield	0.00%
Expected volatility	141.10 – 142.44%

f.	The following table presents the changes in the derivative warrant liability during the period:

Balance as of October 31, 2023	$4,310,379
Issuance of January 2024 Warrants	480,004
Exercise of warrants	(562,879)
Changes in fair value of warrants	(707,802)
Balance as of October 31, 2024	$3,519,702
Exercise of warrants	(21,921)
Change in fair value of warrants	(514,750)
Balance as of January 31, 2025	$2,983,031

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

6.	Share Capital

a.	The Company’s authorized share capital is unlimited common shares without par value share. As of January 31, 2025, 4,693,623 (October 31, 2024 - 4,265,186) common shares were issued and outstanding.

b.	On November 28, 2023, the Company effected a 1-for-30 share consolidation of its issued and outstanding common shares. All share amounts and instruments convertible into common shares prior to the date of the reverse share splits have been retroactively restated for all periods presented.

c.	Share transactions during the three months ended January 31, 2025:

(i)	On November 11, 2024, 118,049 common shares were issued in respect of restricted share units (“RSUs”) that had been fully vested. The RSUs had a fair value of $153,638 at the time of issuance.

(ii)	Between December 16, 2024, and December 27, 2024, April 2023 Warrants, September 2023 Warrants and January 2024 Warrants were exercised into 310,388 shares, resulting in gross proceeds of $441,577.

d.	Share transactions during the three months ended January 31, 2024:

(i)	On November 6, 2023, 45 common shares with a fair value of $117 were issued to providers of investor services in payment of services.

(ii)	Between November 30, 2023 and December 5, 2023, April 2023 Warrants and September 2023 Warrants were exercised for 1,062,188 shares, resulting in gross proceeds of $3,498,032.

(iii)	On January 16, 2024, the Company completed a registered direct offering and concurrent private placement of (i) 1,468,000 Common Shares, (ii) 32,000 pre-funded warrants to purchase 32,000 Common Shares and (iii) 1,500,000 unregistered common warrants to purchase 1,500,000 Common Shares. The pre-funded warrants are immediately exercisable at an exercise price of $0.0001 per Common Share and will not expire until exercised in full. The unregistered common warrants have an exercise price of $1.60 per Common Share (after giving effect to adjustments and subject to further adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances (“the January 2024 Offering”). The gross proceeds from the January 2024 Offering were approximately $2.4 million before deducting estimated offering expenses. Net proceeds from the offering were $1,824,773. On January 17, 2024, the pre-funded warrants were exercised.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

7.	Warrants

The following table summarizes the changes in the Company’s warrants:

	Number of warrants	Historic weighted average exercise price per warrant shares
Balance, October 31, 2023	11,231,465	$7.90
Issuance of January 2024 warrants (*)	1,500,000	1.60
Exercise of warrants	(8,293,585)	2.62
Expiration of warrants	(8,333)	98.43

Balance, October 31, 2024	4,429,547	$1.57
Number of shares to be issued from the exercise of these warrants, October 31, 2024	2,549,311

Balance, October 31, 2024	4,429,547	$1.57
Exercise of warrants	(547,921)	1.27
Expiration of warrants	(75)	1,287.55
Balance, January 31, 2025	3,881,551	$1.55
Number of shares to be issued from the exercise of these warrants	2,238,848

(*)	These warrants include a cashless exercise provision and repricing provisions under certain circumstances, that also includes a potential change in the number of shares to be issued for each warrant depending on the change in the exercise price of the warrant. See table below for number of shares to be issued from the exercise of warrants.

As of January 31, 2025, the following warrants were outstanding:

Number of warrants outstanding	Number of shares to be issued from the exercise of warrants (warrant shares)	Exercise price per warrant shares	Exercise price per warrant shares (USD)	Expiry date
1,923	1,923	$353.05	$243.75	November 17, 2027
728,409	527,181	$1.077	$1.077	April 5, 2028
2,024,739	583,264	$1.077	$1.077	September 17, 2028
1,126,480	1,126,480	$1.60	$1.60	January 15, 2029
3,881,441	2,238,848

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Stock Options

a.	On January 6, 2025, the shareholders of the Company approved the Omnibus Equity Incentive Plan, the “Omnibus Plan”. Pursuant to the Omnibus Plan, the Company is authorized to grant options or RSUs to officers, directors, employees and consultants enabling them to acquire, together with” Options”, “Awards” or “Stock Options” as defined, up to 20% of the Company’s issued and outstanding Common Shares (after taking into account existing awards from the Company’s 2021 stock option plan). The Awards can be granted for a maximum of 10 years and vest as determined by the Board.

The maximum number of common shares reserved for issuance in any 12-month period to a related party consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant (and may not exceed 15% in total, to all related parties). The maximum number of common shares reserved for issuance in any 12-month period to any investor relations service provider may not exceed 2% of the issued and outstanding common shares at the date of the grant.

b.	The following table summarizes the changes in the Company’s stock options for the periods ended January 31, 2025 and October 31, 2024:

	Number of options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)
Outstanding, October 31, 2023	5,588	C$	603.12	$434.82

Expired	(67)		720.00	533.14

Outstanding, October 31, 2024	5,521	C$	601.71	$432.38

Outstanding, January 31, 2025	5,521	C$	601.72	$415.44

Exercisable, January 31, 2025	5,500	C$	603.89	$416.93

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Stock Options (continued)

c.	Additional information regarding stock options outstanding as of January 31, 2025, is as follows:

Outstanding					Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)		Weighted average exercise price (USD$)	Number of stock options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)
533	1.32	C$	166.50	$114.95	533	C$	166.50	$114.95
978	7.01		504.00	347.97	978		504.00	347.97
1,166	1.31		675.00	466.03	1,166		675.00	466.03
200	4.24		702.00	484.67	200		702.00	484.67
133	1.63		747.00	515.74	133		747.00	515.74
422	6.85		612.00	422.54	422		612.00	422.54
1,044	7.01		720.00	497.10	1,044		720.00	497.10
667	1.42		756.00	521.96	667		756.00	521.96
111	6.85		900.00	621.38	111		900.00	621.38
61	8.31		315.00	217.48	61		315.00	217.48
156	8.41		504.00	347.97	156		504.00	347.97
50	8.43		33.89	23.40	29		33.89	23.40
5,521	4.40	C$	601.72	$415.44	5,500	C$	603.89	$416.93

The fair value for stock options previously granted to certain consultants for ongoing services measured during the period have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Three months ended January 31, 2025	Three months ended January 31, 2024
Risk-free interest rate	4.46%	3.53%
Expected life (in years)	4.36	5.36
Expected volatility	112.20%-134.44%	148.21%-160.75%

Expected volatility was determined by calculating the historical volatility of the comparison companies’ share price over the previous 8.4 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of no transferability, exercise restrictions, and behavioral considerations.

d.	The portion of the total fair value of stock options expensed during the three months ended January 31, 2025, was $3,264 (2024 - $33,578) which was recorded in share-based compensation expense.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

9.	Restricted Share Units

a.	The Company is able to grant RSUs pursuant to the Omnbus Plan to its directors, officers, employees, and consultants. Each RSU is equivalent in value to a common share and upon vesting results in the holder thereof being issued, at the discretion of the Board, either (i) a common share, or (ii) an amount of cash equal to the fair market value of a common share.

b.	The following table summarizes the continuity of RSUs:

	Number of RSUs	Weighted average issue price (C$)	Weighted average issue price (USD$)
Balance, October 31, 2023	2,216	$138.55	$96.06

Granted	591,460	1.86	1.36
Exercised	(329,338)	2.22	1.65

Balance, October 31, 2024	264,338	$2.55	$1.80

Granted (i)	296,122	1.85	1.27
Exercised	(118,049)	1.77	1.30

Balance, January 31, 2025 (*)	442,411	$2.29	$1.58

(i)	During the three months ended January 31, 2025, the Company issued 296,122 RSUs to consultants, directors and officers. The RSUs vested with a fair value of $377,474 (2024 - $534).

(*)	See note 14 regarding the exercise of RSUs.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Financial Instruments and Risk Management

a.	Assets and liabilities measured at fair value on a recurring basis were presented in the Company’s statement of financial position as of January 31, 2025, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance January 31, 2025
Short-term investment- Polyrizon Warrants	$–	$–	$134,723	$134,723
Derivative warrant liabilities	–	–	2,983,031	2,983,031

Assets and liabilities measured at fair value on a recurring basis were presented in the Company’s statement of financial position as of October 31, 2024, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2024
Short-term investment- shares	$110,400	$–	$–	$110,400
Short-term investment- Polyrizon Warrants	–	–	178,988	178,988
Derivative warrant liabilities	–	–	3,519,702	3,519,702

The fair value of other assets and liabilities, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Financial Instruments and Risk Management (continued)

c.	Foreign Exchange Rate Risk (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as of January 31, 2025. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of January 31, 2025.

Cash and cash equivalents	$115,615
Other receivables	50,322
Accounts payable and accrued liabilities	(220,920)
Due to related parties	(38,066)
Total foreign currency financial assets and liabilities	$(93,049)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(9,305)

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The fair value of the derivative warrant liabilities can fluctuate depending on the fluctuation in the risk-free interest rate.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of January 31, 2025 and October 31, 2024:

January 31, 2025	Total	Within 1 year	Within 2-5 years
Accounts payable and accrued liabilities	$654,187	$654,187	$–
Due to related parties	48,066	48,066	–
Lease liability	45,997	39,094	6,903
	$748,250	$741,347	$6,903

October 31, 2024	Total	Within 1 year	Within 2-5 years
Accounts payable and accrued liabilities	$526,056	$526,056	$–
Due to related parties	48,962	48,962	–
Lease liability	53,142	36,726	16,416
	$628,160	$611,744	$16,416

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

11.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital and share premium, warrants and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the three months ended January 31, 2025.

12.	Segmented Information

As of January 31, 2025, the Company has one operating segment, being the research and development of novel psychedelic medicine, which takes place primarily in Israel.

13.	Commitments

a.	On January 15, 2024, the Company entered into a license agreement with BIRAD, the research and development company of Bar-Ilan University, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use the joint patent that the Company has with BIRAD to further develop, manufacture and commercialize products for innovative treatment of cocaine addiction (“the BIRAD License Agreement”). According to the BIRAD License Agreement, the Company shall pay BIRAD royalties at the rate of 1.5% of net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the BIRAD License Agreement. The Company will also pay BIRAD different payments when reaching several milestones.

b.	On March 19, 2024, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use to Yissum’s patent titled “psychedelic compounds, methods of their preparation and uses thereof” to further develop, manufacture, and commercialize innovative compounds targeted at treating post-traumatic stress disorder and other health conditions (the “Yissum PTSD License Agreement”). According to the Yissum PTSD License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum PSTD License Agreement, and royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicensing or an exit event, all subject to the terms as described in the Yissum PTSD License Agreement. The Company will also pay Yissum different payments when reaching several milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum PSTD License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

c.	On March 31, 2024, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use Yissum’s patent “psychoactive compounds, methods of their preparation and uses thereof in the treatment of mental disorders” to further develop, manufacture, and commercialize innovative compounds targeted at Generation 3.0 psychedelic compounds for the treatment of mental disorders (the “Yissum Psychedelic License Agreement). According to the Yissum Psychedelic License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum Psychedelic License Agreement, and the Company shall pay Yissum royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicenses or an exit event, all subject to the terms as described in the Yissum Psychedelic License Agreement. The Company will also pay Yissum different payments when reaching several milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum Psychedelic License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

d.	Respect to the Company’s lease commitment, refer to Note 4c.

14.	Subsequent Events

On February 20, 2025, 441,163 common shares were issued in respect of RSUs that had been fully vested. The RSUs had a fair value of $594,306 at the time of issuance.